UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-39407

Li Auto Inc.

(Registrant’s Name)

11 Wenliang Street

Shunyi District, Beijing 101399

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Composition of Audit Committee

On July 26, 2021, the board of director of Li Auto Inc. (the “Company”) (Nasdaq: LI) approved Mr. Xiang Li’s resignation from the audit committee of the Company. Mr. Li continues to serve as the chairman of the board of directors and chief executive officer of the Company. After the change, the audit committee consists of two members, Mr. Hongqiang Zhao as the chairman and Mr. Zheng Fan, and both are independent directors in compliance with Rule 10A-3 of the United States Securities Exchange Act of 1934 (“Rule 10A-3”) and the corporate governance rules of the Nasdaq Stock Market Rules on audit committee independence (the “Nasdaq Audit Committee Independence Requirements”). The Company currently relies on home country practice to be exempted from the requirement of the Nasdaq Stock Market Rules that the audit committee must have a minimum of three members. Upon the listing of the Company’s Class A ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited, the audit committee will consist of three members, Mr. Hongqiang Zhao as the chairman, Mr. Zhenyu Jiang, and Ms. Xing Xiao, all of whom will be independent directors in compliance with Rule 10A-3 and the Nasdaq Audit Committee Independence Requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Auto Inc.

By	/s/ Tie Li
Name:	Tie Li
Title:	Director and Chief Financial Officer

Date: July 26, 2021